[HANGER ORTHOPEDIC GROUP, INC., LETTERHEAD ]

January 2, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Hanger Orthopedic Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 File No. 001-10670

Dear Mr. Rosenberg:

        I am writing in response to your letter, dated December 20, 2007, in which you request supplemental information in connection with the Staff’s review of the Annual Report on Form 10-K of Hanger Orthopedic Group, Inc. for the year ended December 31, 2006.

        As a result of delays being encountered by us in connection with the holiday season, we respectfully request that the due date for the filing of our response to your letter be extended by ten business days to January 21, 2008.

        Thank you for your consideration.

        Please feel free to call the undersigned at (301) 280-4841 if you have any questions regarding, or desire to discuss, this extension request.

Sincerely,

/s/ Thomas C. Hofmeister Thomas C. Hofmeister Vice President and Chief Financial Officer

cc:	Ms. Tabatha Akins Mr. Joel Parker